EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower	T: +972-74-794-5200
7 Menachem Begin Road
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Technologies Announces Filing of 2021 Annual Report

Ramat Gan, Israel, April 27, 2022 – Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video, and access control security products and solutions, today announced the filing of its annual report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2021, with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s website (www.senstartechnologies.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

About Senstar Technologies

With innovative perimeter intrusion detection systems (including, buried sensors, and above-ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus in utilities, logistics, corrections, and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Senstar Technologies: Doron Kerbel, Adv. V.P. General Counsel & Company Secretary Tel: +972-74-794-5200 Doron.Kerbel@senstar.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com